~~PRELIMINARY COPY~~ DRAFT OF ~~APRIL 17,~~MAY 6, 2009

IMPORTANT NOTICE: PLEASE VOTE AS SOON AS POSSIBLE. YOUR VOTE IS VERY IMPORTANT TO US REGARDLESS OF THE NUMBER OF SHARES THAT YOU HOLD.

INTEGRITY MANAGED PORTFOLIOS

Kansas Municipal Fund

Kansas Insured Intermediate Fund

Nebraska Municipal Fund

Oklahoma Municipal Fund

Maine Municipal Fund

New Hampshire Municipal Fund

1 Main Street North

Minot, North Dakota 58703

May ____, 2009

Dear Shareholder:

You are cordially invited to attend a joint special meeting (the "Special Meeting") of the shareholders of Kansas Municipal Fund, Kansas Insured Intermediate Fund, Nebraska Municipal Fund, Oklahoma Municipal Fund, Maine Municipal Fund, and New Hampshire Municipal Fund (each, a "Fund" and, collectively, the "Funds"), each a series of Integrity Managed Portfolios, a Massachusetts business trust (the "Trust"), which will be held on June 29, 2009 at 10:00 a.m., Central time, at the offices of Brady, Martz & Associates, P.C., 24 Central Avenue West, Minot, North Dakota 58701.

The purpose of the Special Meeting is to ask you to approve (1) a change in investment adviser of the Funds and a new investment advisory agreement with Viking Fund Management, LLC ("Viking"), (2) subject to the provision of relief by the Securities and Exchange Commission, a "manager-of-managers" structure for the Funds and (3) the election of four trustees (all of whom are currently trustees), to the Board of Trustees of the Trust (the "Board").

The Board has approved, and recommends that you vote "FOR," each proposal.

The Proxy Statement that accompanies this letter contains detailed information on the proposals. I encourage you to read it carefully. After you have read the accompanying materials, please complete, sign and date the enclosed proxy card and return it in the enclosed postage-paid return envelope. Alternatively, you may vote by telephone, by facsimile or via the Internet. This will ensure that your vote is counted, even if you cannot attend the Special Meeting in person. You may also vote in person at the Special Meeting. If you have any questions or need assistance in voting, please contact Integrity Fund Services, Inc. (shareholder services) at (800) 601-5593 or (701) 857- 0230.

Your Vote Is Important. If we do not hear from you after a reasonable amount of time, you may receive a telephone call reminding you to vote your shares.

We appreciate your participation and urge you to cast your vote as soon as possible.

Sincerely,

Robert E. Walstad

Interim President and Chairman of the Board

WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING,
PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES (UNLESS YOU ARE VOTING BY TELEPHONE, BY FACSIMILE OR VIA THE INTERNET). NO POSTAGE IS NECESSARY IF THE PROXY CARD IS MAILED IN THE UNITED STATES. IT IS VERY IMPORTANT THAT YOUR VOTING INSTRUCTIONS BE RECEIVED NO LATER THAN 10:00 A.M., CENTRAL TIME ON JUNE 29, 2009.

INTEGRITY MANAGED PORTFOLIOS

IMPORTANT INFORMATION

While we encourage you to read the full text of the enclosed Proxy Statement, we are also providing you with a brief overview of the proposals in the Questions & Answers ("Q&A") below. The Q&A contains limited information. It should be read in conjunction with, and is qualified by reference to, the more detailed information contained elsewhere in the Proxy Statement.

QUESTIONS & ANSWERS

Q:	What am I being asked to vote "FOR" on this proxy?
A:

You are being asked to vote "FOR" (1) a proposal to approve a new investment advisory agreement for your Fund, (2) a proposal to approve, subject to the provision of relief by the Securities and Exchange Commission, a "manager-of-managers" structure for your Fund and (3) a proposal to elect four trustees to the Board.

Q:	Why is the Board proposing a new advisory agreement between Viking Fund Management, LLC and the Funds?
A:

Currently, Integrity Money Management, Inc. ("Integrity Money Management") serves as the investment adviser to each of the Funds under an investment advisory agreement. Integrity Money Management is a wholly-owned subsidiary of Integrity Mutual Funds, Inc. (the "Company"). On March 6, 2009, the Company and Integrity Money Management entered into an agreement (the "Corridor Agreement") with Corridor Investors, LLC ("Corridor") and Viking Fund Management, LLC ("Viking"), subject to certain terms and conditions, to complete the transactions described below (collectively, the "Transaction"). Corridor is a recently formed North Dakota limited liability company, and it is currently anticipated that interests in Corridor will be owned by, among others, certain officers and employees of the Company and Viking. Viking is located in Minot, North Dakota and currently acts as investment adviser to four mutual funds, each of which is a series of Viking Mutual Funds. Subject to the satisfaction of the terms and conditions of the Corridor Agreement, it is anticipated that on or about June 30, 2009 (or another date that may be agreed to by the parties), Corridor and Viking will acquire certain assets of Integrity Money Management. In light of the foregoing, simultaneous with the closing of the Transaction, it is intended that Viking will become a wholly-owned subsidiary of Corridor. In practical terms, this means that the management of the funds in the Integrity and Viking fund families is expected to be consolidated with Viking. As a result, subject to shareholder approval of a new investment advisory agreement for each Fund with Viking, as well as satisfaction of the other terms and conditions of the Corridor Agreement, it is anticipated that the personnel of Integrity Money Management who currently manage the Funds will continue to do so after the Transaction is completed, but they will be employees of Viking.

Even if shareholders of the Funds approve the respective new investment advisory agreements, however, the Corridor Agreement requires that numerous conditions be met or waived for the Transaction to occur. There can be no assurance that the Transaction will be completed. If the Transaction is not completed, the new advisory agreements will not be implemented, even if shareholders have approved them.

Q:	Will the advisory fees of the Fund increase after the approval of Viking as investment adviser?
A:	No.

Q:	Why is the Board proposing a manager-of-managers structure?
A:

A manager-of-managers structure would generally permit the Funds' investment adviser to enter into new sub-advisory agreements with unaffiliated sub-advisers and to change the terms of existing sub-advisory agreements with unaffiliated sub-advisers without first obtaining shareholder approval. Although implementation will require relief from the Securities and Exchange Commission, Proposal 2 seeks your approval to allow your Fund to operate using a manager-of-managers structure. Shareholders should be aware, however, that under a manager-of-managers structure, they would not have the ability to exert control over whether their Fund entered into new sub-advisory agreements with unaffiliated sub-advisers or whether terms to sub-advisory agreements were changed, because they ~~will~~would not be entitled to vote "for" or "against" such matters before they became effective.

Q:	Could investment advisory fees be increased without a shareholder vote if the manager-of-managers structure is approved?
A:

No. Fees paid to sub-advisers would be paid directly by the investment adviser out of its investment advisory fee; they would not be paid directly by the Funds. Therefore, any change in sub-advisory fees would have no impact on a Fund's expenses. Any increase in the investment advisory fee paid to the investment adviser by a Fund will continue to require shareholder approval.

Q:	What are the benefits of a manager-of-managers structure?
A:

A manager-of-managers structure will provide the investment adviser and the Board with the flexibility to implement sub-adviser changes or materially amend sub-advisory agreements without incurring the significant delay and potential expense associated with obtaining shareholder approval.

Q:	Why am I being asked to elect Trustees?
A:

You are being asked to elect four nominees to serve as members of the Board, each to hold office for the term indicated in the Proxy Statement. Each of the nominees is a current trustee on the Board. In light of federal securities laws requiring specified percentages of trustees to have been elected by shareholders under certain circumstances, at this time, the Board is proposing that shareholders elect the four nominees to the Board. It is possible that this election may facilitate the appointment by the Board of future trustees by helping to avoid the time and expense of a future shareholder meeting specifically to elect one or more trustees.

Q:	How does the Board recommend that I vote on the proposals?
A:	The Board believes that each proposal is in the best interests of the Funds. After careful consideration, the Board recommends that you vote "FOR" the proposals.

Q:	When is my proxy due?
A:	We would like to receive your vote as soon as possible, and, in any event, before 10:00 a.m., Central time on June 29, 2009.

Q:	How can I vote my proxy?
A:

By mail—You may vote your shares by completing, dating, signing and returning your proxy card by mail in the enclosed postage-paid envelope. If you have misplaced your envelope, please mail your proxy to: Integrity Managed Portfolios, 1 Main Street North, Minot, North Dakota 58703.

In person—You may vote your shares in person at the Special Meeting to be held on June 29, 2009 at 10:00 a.m., Central time, at the offices of Brady, Martz & Associates, P.C., located at 24 Central Avenue West, Minot, North Dakota 58701.

By phone—You may vote your shares by telephone. To do so, please have your proxy card available and call the toll-free number on the proxy card. Enter your control number from your proxy card and follow the simple instructions.

Via the Internet—You may vote your shares via the Internet. To do so, please have your proxy card available and go to the website shown on the proxy card: www.integrityfunds.com/proxy. Follow the simple instructions found on the website.

By facsimile—You may vote your shares by fax. To do so, please complete the enclosed proxy card and fax it to Integrity Fund Services, Inc. (shareholder services) at (701) 852-2548.

If you need more information or have any questions on how to cast your vote, call Integrity Fund Services, Inc. (shareholder services) at (800) 601-5593 or (701) 857-0230.

Q:	Will the Fund pay for this proxy solicitation?
A:	No. Corridor Investors, LLC and Integrity Money Management, Inc. have agreed to pay the costs of this proxy solicitation, as well as the other costs of the Special Meeting.

YOUR VOTE IS VERY IMPORTANT TO US REGARDLESS OF THE NUMBER OF SHARES THAT YOU HOLD. IN ORDER TO AVOID THE ADDITIONAL EXPENSE OF FURTHER SOLICITATION, WE ASK YOUR COOPERATION IN RESPONDING PROMPTLY.

WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, PLEASE VOTE YOUR SHARES. EVEN IF YOU PLAN TO ATTEND THE SPECIAL MEETING, TO HELP ENSURE THAT YOUR VOTE IS REPRESENTED, PLEASE EITHER COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD BY MAILING IT IN THE ENCLOSED POSTAGE-PAID ENVELOPE OR FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD TO VOTE BY PHONE, BY FACSIMILE, OR VIA THE INTERNET.

JOINT SPECIAL MEETING OF SHAREHOLDERS
INTEGRITY MANAGED PORTFOLIOS
TO BE HELD ON
JUNE 29, 2009

Notice is hereby given that a Joint Special Meeting (the "Special Meeting") of shareholders of Kansas Municipal Fund, Kansas Insured Intermediate Fund, Nebraska Municipal Fund, Oklahoma Municipal Fund, Maine Municipal Fund, and New Hampshire Municipal Fund (each, a "Fund" and, collectively, the "Funds"), each a series of Integrity Managed Portfolios, a Massachusetts business trust (the "Trust"), will be held at the offices of Brady, Martz & Associates, P.C., located at 24 Central Avenue West, Minot, North Dakota 58701, at 10:00 a.m., Central time, on June 29, 2009 for the following purposes:

•	Proposal 1: For shareholders of each Fund, to approve a change in investment adviser and a new investment advisory agreement with Viking Fund Management, LLC ("Viking").

•

Proposal 2: For shareholders of each Fund, to authorize a "manager-of-managers" structure whereby subject to the provision of relief by the Securities and Exchange Commission, the investment adviser, subject to certain conditions, will be able to enter into and materially amend sub-advisory agreements, without obtaining shareholder approval.

•	Proposal 3: For shareholders of each Fund, to elect four trustees (each of whom is a current trustee) to the Board of Trustees of the Trust.

•	To transact any other business that properly comes before the Special Meeting.

Please read the enclosed Proxy Statement carefully for information concerning the proposals to be placed before the Special Meeting or any adjournments or postponements thereof. Only shareholders of record as of the close of business on May 1, 2009 may vote at the Special Meeting or any adjournments or postponements of the Special Meeting.

The Board of Trustees recommends that shareholders vote "FOR" each Proposal above.

You can vote easily and quickly by mail, by phone, by facsimile or via the Internet. Just follow the instructions that appear on your enclosed proxy card. Whether or not you expect to be present at the meeting, please help avoid the cost of a follow-up mailing by voting as soon as possible. Shares represented by duly executed proxies will be voted at the Special Meeting in accordance with the instructions given. However, if no voting instructions are given, your shares will be voted "FOR" each Proposal and in accordance with the judgment of the persons appointed as proxies upon any other matter that may properly come before the Special Meeting.

By Order of the Board of Trustees of
Integrity Managed Portfolios,

Peter A. Quist
Secretary
May xx, 2009

INTEGRITY MANAGED PORTFOLIOS

1 Main Street North
Minot, North Dakota 58703
(800) 276-1262

PROXY STATEMENT
May xx, 2009

JOINT SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON

June 29, 2009

The Board of Trustees (the "Board") of Integrity Managed Portfolios, a Massachusetts business trust (the "Trust"), is soliciting the enclosed proxy in connection with a joint special meeting of shareholders of Kansas Municipal Fund (the "Kansas Fund"), Kansas Insured Intermediate Fund (the "Kansas Insured Fund"), Nebraska Municipal Fund (the "Nebraska Fund"), Oklahoma Municipal Fund (the "Oklahoma Fund"), Maine Municipal Fund (the "Maine Fund"), and New Hampshire Municipal Fund (the "New Hampshire Fund") (each, a "Fund" and, collectively, the "Funds"), each a series of the Trust, to be held on Monday, June 29, 2009 at 10:00 a.m., Central time, at the offices of Brady, Martz & Associates, P.C., 24 Central Avenue West, Minot, North Dakota 58701 and any adjournments or postponements thereof (collectively, the "Special Meeting").

This Proxy Statement and the enclosed proxy card are first being mailed to shareholders on or about May ___, 2009 or as soon as practicable thereafter.

TABLE OF CONTENTS

		PAGE
SUMMARY OF PROPOSALS AND VOTING INFORMATION		3
BOARD OF TRUSTEES RECOMMENDATION		5
PROPOSAL 1:	TO APPROVE A NEW INVESTMENT ADVISORY AGREEMENT FOR EACH FUND	6
PROPOSAL 2:	TO APPROVE THE MANAGER-OF-MANAGERS STRUCTURE FOR THE FUNDS	17
PROPOSAL 3:	TO ELECT FOUR TRUSTEES	~~21~~20
ADDITIONAL INFORMATION		~~30~~29
APPENDIX A:	FORM OF NEW INVESTMENT ADVISORY AGREEMENT

SUMMARY OF PROPOSALS AND VOTING INFORMATION

The Special Meeting is being held to consider the approval of the following three proposals, each of which is described in detail in this Proxy Statement:

Proposal	Fund(s) Voting
1. New Investment Advisory Agreement with Viking Fund Management, LLC ("Viking")	All Funds, voting separately
2. Manager-of-Managers Structure	All Funds, voting separately
3. Election of Trustees	All Funds, voting together

In order for the Special Meeting to go forward, there must be a quorum. The presence in person or by proxy of shareholders entitled to vote at least thirty percent (30%) of all votes entitled to be cast for a proposal will constitute a quorum for that proposal. All returned proxies count toward a quorum, regardless of how they are voted. Any lesser number, however, will be sufficient for adjournment. Any adjourned session or sessions may be held within a reasonable time after the date set for the original meeting without further notice. It is possible that the Special Meeting could be held for one or more proposals and adjourned for other proposals.

For the purposes of counting votes on the matters presented, shares represented by abstentions and "broker non-votes" will be counted as present, but not as votes cast at the Special Meeting. Broker non-votes are shares held by a broker or nominee for which an executed proxy is received but are not voted as to one or more proposals because the broker lacks discretionary voting authority and for which the broker indicates that instructions have not been received from the respective beneficial owners and other persons entitled to vote the shares. The effect of abstentions and broker non-votes on each proposal is described at the end of the proposal under "Shareholder Approval and Required Vote."

Any shareholder submitting a proxy has the power to revoke it before it is voted by giving written notice of revocation or by executing and delivering a later dated proxy, or by personally casting a vote at the Special Meeting. To change a vote by written notice of revocation, you must provide your Fund with a "Revocation Letter" that: (i) identifies yourself; (ii) states that, as a shareholder on the Record Date (as defined below), you revoke your prior instructions as set forth in the previously returned proxy card; and (iii) indicates your new instructions, if any.

All properly executed but unmarked proxies received in time for the Special Meeting will be voted "FOR" approval of the proposals and "FOR" or "AGAINST" any other business that may properly arise at the Special Meeting in the proxies' discretion.

It is expected that the solicitation of proxies will be primarily by mail. Supplementary solicitations may be made by mail, by facsimile or by telephone by representatives of the Fund. Integrity Money Management has retained Broadridge Financial Solutions, Inc. (the "Proxy Solicitor") to assist in the solicitation of proxies, at an estimated cost of [$xxxx]. Corridor Investors, LLC and Integrity Money Management, Inc. will pay all costs associated with this Proxy Statement.

Only shareholders of record on May 1, 2009 (the "Record Date") may vote at the Special Meeting (including any adjournments or postponements). Each shareholder is entitled to one vote for each whole share owned, and a proportionate fractional vote for any fractional share owned, in each case, on the Record Date.

On the Record Date, the number of outstanding shares of each Fund entitled to vote at the Special Meeting was as follows:

Fund	Outstanding Shares
Kansas Fund
Kansas Insured Fund
Nebraska Fund
Oklahoma Fund
Maine Fund
New Hampshire Fund
Total

Set forth below are those shareholders who owned more than 5% of a Fund's outstanding shares as of the Record Date:

Shareholder Name and Address	Number of Shares	% of Outstanding Shares
Kansas Fund

Kansas Insured Fund

Nebraska Fund

Oklahoma Fund

Maine Fund

New Hampshire Fund

At this point, we know of no other business to be brought before the Special Meeting. However, if any other matters do arise, the persons named as proxies will vote upon these matters according to their best judgment.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON JUNE 29, 2009. This Proxy Statement is available on the Internet at www.integrityfunds.com/proxy.

The Funds' most recent annual and semi-annual reports are available upon request at no cost. To request a report, please write to Integrity Funds Distributor, Inc. at 1 Main Street North, Minot, North Dakota 58703, or call (800) 276-1262. The Funds' most recent annual and semi-annual reports are also available on the Internet at www.integrityfunds.com.

Please be sure to read the entire Proxy Statement before casting your vote. You may call ~~IFS~~Integrity Fund Services, Inc. (shareholder services) at (800) 601-5593 or (701) 857-0230 if you need help voting your proxy, or want information on how to obtain directions to be able to attend the Special Meeting and vote in person.

CERTAIN SERVICE PROVIDERS

Integrity Fund Services, Inc. ("IFS"), currently an affiliate of Integrity Money Management, Inc. ("Integrity Money Management"), each Fund's current investment adviser, serves as each Fund's accounting service provider, administrator and transfer agent. Integrity Funds Distributor, Inc. ("IFD"), also currently an affiliate of Integrity Money Management, is the distributor (principal underwriter) of each Fund's shares. Integrity Money Management, IFS and IFD are currently located at 1 Main Street North, Minot, North Dakota 58703.

BOARD OF TRUSTEES RECOMMENDATION

On March 6, 2009 and on March 11, 2009, the Board of Trustees met to discuss the proposals contained in this Proxy Statement and voted to approve the proposals. The Board of Trustees recommends that you vote "FOR" each of the proposals in this Proxy Statement.

PROPOSAL 1: TO APPROVE A NEW INVESTMENT ADVISORY AGREEMENT FOR EACH FUND

(This proposal applies to shareholders of each Fund, voting separately.)

BACKGROUND AND REASON FOR VOTE

Integrity Money Management currently serves as each Fund's investment adviser under an investment management agreement between Integrity Money Management and the Fund (each, a "Current Agreement" and, collectively, the "Current Agreements"). Integrity Money Management is a wholly-owned subsidiary of Integrity Mutual Funds, Inc. (the "Company"). Viking currently acts as investment adviser to four mutual funds, each of which is a series of Viking Mutual Funds. On March 6, 2009, the Company and Integrity Money Management, among others, entered into an agreement (the "Corridor Agreement") with Corridor Investors, LLC ("Corridor") and Viking to complete certain transactions (collectively, the "Transaction") on or about June 30, 2009 or another date that may be agreed to by the parties (the "Transaction Closing Date"). Upon completion of the Transaction, it is expected that, primarily through its subsidiaries, Corridor will provide investment advisory, distribution and other services to mutual funds currently in the Integrity and Viking fund families.

Corridor, located at 1 North Main, Minot, North Dakota 58703, is a North Dakota limited liability company that was organized in January, 2009 by Robert E. Walstad, the chairman of the Board of Trustees of the Trust and interim president of the Funds, and Shannon D. Radke, president of Viking, president and treasurer of Viking Mutual Funds and president of Viking Fund Distributors, LLC. Mr. Walstad and Mr. Radke comprise the initial Board of Governors of Corridor, and it is anticipated that Mr. Radke will serve as the president and chief executive officer of Corridor. In addition, it is expected that, by the completion of the Transaction, Mr. Walstad and Mr. Radke will own membership interests of approximately 10% and 5%, respectively, in Corridor. They will receive their membership interests, without a cash investment,in exchange for their contributions to Corridor~~,~~ (including experience in the mutual fund industry and their personal guaranties of bank financing~~, and without a cash investment~~), and in addition, with respect to Mr. Radke, in exchange for his interest in Viking (which will be converted). Other employees currently of the Company and Viking are expected to own, in the aggregate, approximately 23% of the total membership interests in Corridor, with each employee individually owning an interest of approximately 1%. They will receive their membership interests in exchange for their experience and role in the operations of Corridor, and without a cash investment. Additionally, Corridor is conducting a private offering in which it anticipates raising approximately $625,000 in exchange for approximately 25% of the total membership interests. The remaining membership interests (approximately 37%) are expected to be held by current holders of membership interests in Viking. It is not currently anticipated that any person will initially hold a membership interest representing more than 25% of the aggregate membership interests in Corridor.

Pursuant to the Corridor Agreement, the Company (as seller) has indicated that it intends to sell its investment advisory and other mutual fund services business to Corridor and Viking (collectively, as buyer) for a purchase price equal to: (1) 60 basis points (0.6 of 1%) of the aggregate net asset value of the outstanding shares of the funds currently in the Integrity family of funds (the "Closing Date Shares") on the business day immediately preceding the Transaction Closing Date; and (2) 10 basis points (0.1 of 1%) of the then aggregate net asset value of the Closing Date Shares which then remain outstanding 12 months post-Transaction Closing Date, 24 months post-Transaction Closing Date and 36 months post-Transaction Closing Date. The amount described in clause (1) of the preceding sentence is to be paid on the Transaction Closing Date, and the amounts described in clause (2) of the preceding sentence are to be paid at the referenced times. At closing, Corridor will designate which specific assets are being transferred to it, and which are being transferred to Viking.

In conjunction with the sale described in the preceding paragraph, subject to the satisfaction of the terms and conditions of the Corridor Agreement, it is anticipated that Corridor and Viking will acquire, among other things, certain assets of Integrity Money Management, that Integrity Money Management will resign as investment adviser to the Funds, and that Viking will become a wholly-owned subsidiary of Corridor. In practical terms, this means that the management of the funds in the Integrity and Viking fund families will be consolidated with Viking. As a result, subject to shareholder approval of a new investment advisory agreement for each Fund with Viking (each such agreement, a "New Agreement" and, collectively, the "New Agreements"), as well as satisfaction of the other terms and conditions of the Corridor Agreement, it is anticipated that the personnel of Integrity Money Management who currently manage the Funds will continue to do so after the Transaction is completed, but they will be employees of Viking. In addition, pursuant to the Corridor Agreement, it is expected that Corridor and Viking will acquire all the stock of IFS and IFD.

Shareholders of each Fund should be aware that, in addition to shareholder approval, a number of conditions must be satisfied for the respective New Agreement to become effective. For example, the Transaction, subject to the conditions set forth in the Corridor Agreement, must be completed. Among other things, these conditions require that shareholders of other funds in the Integrity family of funds also approve the change in investment adviser for their funds from Integrity Money Management to Viking. If the Transaction is not completed and the New Agreements do not become effective, then it is possible that Integrity Money Management may continue to act as investment adviser to the Funds. Otherwise, the Board will take such action as it deems to be in the best interests of the Funds.

VIKING FUND MANAGEMENT, LLC

The principal business address of Viking is currently 116 1st Street Southwest, Suite C, Minot, North Dakota 58701. Viking is a registered investment adviser under the Investment Advisers Act of 1940, as amended, and currently provides investment advisory services to four series of Viking Mutual Funds. As of ~~December 31, 2008,~~April 30, 2009, Viking had approximately $22 million in assets under management.

As stated above, upon the completion of the Transaction, it is anticipated that Viking will be a wholly-owned subsidiary of Corridor.

The following chart lists the current principal executive officers and the current governors of Viking and their principal occupations. The business address of each officer and governor is currently 116 1st Street Southwest, Minot, North Dakota 58701.

Name	Position with Viking; Principal Occupation
Shannon D. Radke	Governor and President, Viking and Viking Fund Distributors, LLC
F. Bruce Walker	Governor and Secretary, Viking; Owner, Coldwell Banker 1st Minot Realty
Bruce I. Christianson	Governor, Viking; CEO, Magic City Financial Group
Patrick Murphy	Governor, Viking; Owner, Murphy Motors, Inc.
John Stewart	Governor, Viking; Owner, Fisher Motors, Inc.
Roger Tollefson	Governor, Viking; Owner, Tollefson's Retail Group
James Johnson	Treasurer, Viking; Corporate Accountant, Viking

After the completion of the Transaction, it is anticipated that the principal executive officers and directors of Viking will be the individuals set forth on the chart below, and that the business address of each will be 1 Main Street North, Minot, North Dakota 58703.

Name	Anticipated Position with Viking; Principal Occupation
Shannon D. Radke	Governor and President, Viking; President and Chief Executive Officer, Corridor
Toben Taft	Governor and Vice-President, Viking; Vice-President and ~~IT~~ Information Technology Manager, Corridor
Laura K. Anderson	Secretary, Viking; President, IFD and IFS; Secretary and Chief Operating Officer, Corridor
James Johnson	Treasurer, Viking; Corporate Accountant, Corridor; Fund Accountant, IFS
Kevin Flagstad	Chief Compliance Officer, Viking; Chief Compliance Officer, Corridor

As indicated in Proposal 3 below, the Board currently consists of four trustees (collectively, the "Trustees"), each of whom is proposed for election by shareholders to the Board. Three of the Trustees are not "interested persons" of the Funds as that term is defined in the Investment Company Act of 1940 (the "1940 Act"~~)~~), and are therefore referred to as the "Independent Trustees~~")~~" Robert E. Walstad, who is a Trustee and the chairman of the Board, is also the interim president of the Funds and is referred to as an "Interested Trustee." As an organizer, member, and governor of Corridor, Mr. Walstad has an interest in this Proposal 1, given that it is anticipated that Viking, the proposed investment adviser to the Funds, will, upon the completion of the Transaction, be a wholly-owned subsidiary of Corridor.

Peter Quist, Adam Forthun and Brent Wheeler are each currently officers of the Funds and it is expected that they will hold membership interests of approximately 1% each in Corridor. Laura K. Anderson was Treasurer of the Funds from October 2005 until May 2008, and, since March 2008, has served as President, Mutual Fund Division, of the Company and President of Integrity Money Management. It is currently anticipated that she will hold a membership interest of approximately 1% in Corridor and that she will serve as its Secretary and Chief Operating Officer. In light of their respective positions and interests, as applicable, as described in this paragraph, each of the individuals named in this paragraph has an interest in this Proposal 1.

None of the nominees for election as an Independent Trustee is also an officer, employee or director of, or owner of an interest in, Viking or its parents or subsidiaries. None of the nominees for election as an Independent Trustee has had any material interest, direct or indirect, in any material transactions since the beginning of the most recently completed fiscal year of the Funds, or in any material proposed transactions, to which Viking or any of its parents or subsidiaries (other than a fund), or any parents or subsidiaries of the foregoing were or are to be a party. Since the beginning of the most recently completed fiscal year of the Fund, no nominee for election as an Independent Trustee has purchased or sold any interest in Viking or in any of its parents, or in subsidiaries of either. None of the nominees for election as an Independent Trustee currently owns or intends to acquire any membership interest in Corridor.

SIMILAR INVESTMENT COMPANIES ADVISED BY VIKING

Viking acts as investment adviser to the following investment companies, each of which has an investment objective similar to that of each of the Funds (i.e., each seeks a high level of current income exempt from federal and applicable state personal income taxes):

Fund Name	Approximate Assets under Management by Viking as of March 31, 2009 (in millions)	Annual Investment Fee Paid to Viking as a Percentage of Average Daily Net Assets
Viking Tax-Free Fund for Montana	$11,418,935	0.50%
Viking Tax-Free Fund for North Dakota	$5,388,087	0.50%

Viking has agreed to waive its fee and reimburse expenses through August 1, 2009 so that the total operating expenses for each fund above will not exceed 0.85% of its average daily net assets on an annual basis. After August 1, 2009, Viking has agreed to waive its free and reimburse expenses through April 29, 2010 so that the total operating expenses for each fund above will not exceed 1.07% of its average daily net assets on an annual basis.

THE CURRENT AGREEMENTS

If the Transaction is completed as anticipated, it is expected that Integrity Money Management will resign as investment adviser to the Funds, the Current Agreements will terminate and, if approved by shareholders, the New Agreements will become effective. Set forth in the table below, with respect to each Current Agreement is (1) the date of the Current Agreement; (2) the date on which the Current Agreement was last submitted to a vote of shareholders of the respective Fund; and (3) the purpose of such submission. Since the beginning of each Fund's last fiscal year, the Board approved the continuation of the respective Current Agreement on October 26, 2007 and October 29, 2008.

Fund	Date of Current Agreement	Date Current Agreement Last Submitted to Shareholders	Purpose of Last Submission to Shareholders
Kansas Fund	Restated on September 24, 2003	December 11, 1995	Approve the Agreement and Plan of Reorganization of Ranson Portfolios
Kansas Insured Fund	Restated on September 24, 2003	December 11, 1995	Approve the Agreement and Plan of Reorganization of Ranson Portfolios
Nebraska Fund	Restated on September 24, 2003	December 2, 1996	Approve the Agreement and Plan of Reorganization of Heartland Nebraska Tax-Free Fund
Oklahoma Fund	Restated on September 24, 2003	Prior to inception in September 1996	Initial Shareholder Consent
Maine Fund	September 24, 2003	December 15, 2003	Approve the Agreement and Plan of Reorganization of Forum Funds—Maine
New Hampshire Fund	September 24, 2003	December 15, 2003	Approve the Agreement and Plan of Reorganization of Forum Funds—New Hampshire

PORTFOLIO MANAGER INFORMATION

Monte Avery, Senior Portfolio Manager, is the portfolio manager for the Funds and is primarily responsible for the day-to-day management of each Fund's portfolio, including credit analysis and the execution of portfolio transactions. Mr. Avery started in the securities business with PaineWebber in 1981 as a retail broker, transferring to Dean Witter in 1982. In 1988, Mr. Avery joined Bremer Bank, N.A. (Minot, N.D.) to help start its Invest Center. He transferred back to Dean Witter in 1993, where he remained until he joined Integrity Mutual Funds, Inc. in 1995. Since that time, Mr. Avery has been a co-manager of the Montana Tax-Free Fund, Inc. and ND Tax-Free Fund, Inc. and effective in February 2000, the portfolio manager of those funds. From January 1996 until September 2001 and September 2002 to present, he has been the portfolio manager for the Integrity Fund of Funds, Inc. He had been co-portfolio manager of the Kansas Municipal Fund, the Kansas Insured Intermediate Fund, the Nebraska Municipal Fund, and the Oklahoma Municipal Fund since January 1996. Mr. Avery became manager of these Funds in February 2000 and has been manager of the Maine Municipal Fund and the New Hampshire Municipal Fund since December 2003.

COMPARISON OF THE NEW AGREEMENT AND CURRENT AGREEMENTS

Set forth below is a brief comparison of certain terms of the Current Agreements to those of the New Agreements. For a more complete understanding of the New Agreements, please refer to the form of the New Agreement provided in Appendix A hereto. The summary below is qualified in all respects by the terms and conditions of the form of New Agreement.

Advisory Services. The advisory services to be provided by Viking to the Funds under the New Agreements will be substantially similar to those advisory services provided by Integrity Money Management under the Current Agreements. The Current Agreements provide that the adviser will, among other things, act as the investment adviser for and manage the investment and reinvestment of the assets of the respective Fund in accordance with the Fund's investment objective and policies and restrictions, and administer its affairs to the extent requested by, and subject to the review and supervision of, the Trustees. Similarly, the New Agreements provide that the adviser will, among other things, subject to the supervision of the Trustees, provide the following services: (i) provide a program of continuous investment management for the respective Fund in accordance with the Fund's investment objectives, policies and limitations; (ii) make investment decisions for the Fund; and (iii) place orders to purchase and sell securities for the Fund.

Sub-Advisers. Under both the Current Agreements and the New Agreements, the adviser is permitted to delegate responsibilities to a sub-adviser, subject to the conditions in the agreement. In this regard, the New Agreements provide that the adviser is authorized, at its own expense, to delegate to a sub-adviser its responsibilities, subject to such approvals by the Trustees and shareholders of the respective Fund as are required by the 1940 Act. The New Agreements further provide that if the adviser does delegate responsibilities to a sub-adviser, the adviser is responsible for supervising the activities and performance of the sub-adviser, for taking reasonable steps to assure that the sub-adviser complies with the Fund's investment policies and procedures and with applicable legal requirements, and for reporting to the Trustees regarding these matters.

Expenses. Under each Current Agreement, Integrity Money Management has agreed to pay all expenses of the respective Fund, including the Fund's management and investment advisory fee and the Fund's dividend disbursing, administrative and accounting services fee (but excluding taxes and brokerage fees and commissions, if any) that exceed a certain percentage (i.e., 1.25% for each Fund other than the Kansas Insured Fund and 0.75% for the Kansas Insured Fund) of the Fund's average daily net assets on an annual basis (the "Expense Provision"). Under each Current Agreement, all other expenses are paid by the Fund; however, from time to time and subject to discontinuance at any time, Integrity Money Management may voluntarily assume certain expenses of the Fund. None of the New Agreements will include an Expense Provision; however, for an initial term until July 31, 2010, Viking will agree with each Fund to waive or reimburse expenses to maintain the Fund's expense levels at a certain level that is equal to, or lower than, the percentages in the respective Expense Provision. However, after the expiration of the initial term, no assurance can be given that Viking will, and it is not required to, enter into any such agreements.

Under the New Agreements, subject to specified exceptions, the adviser is generally required to pay the compensation and expenses of all of its governors, officers and employees who serve as officers and executive employees of the Trust or the respective Fund (including the Trust's or Fund's share of payroll taxes), and is required to make available, without expense to the Fund, the service of its governors, officers and employees who may be duly elected officers of the Trust, subject to their individual consent to serve and to any limitations imposed by law. The New Agreements further provide that the adviser is not required to pay any expenses of the Trust or the respective Fund other than those that have been specifically allocated to the adviser under the respective agreement, and specify various examples of expenses for which payment is not the responsibility of the adviser.

Fees. Each Current Agreement provides, and each New Agreement will provide, that the Fund will pay to the adviser at the end of each calendar month an investment management fee equal on an annual basis to 0.50% of its average daily net assets.

During their respective fiscal years ended July 31, 2008, after fee waivers and expense reimbursements, each Fund paid (i) advisory fees to Integrity Money Management (actual and as a percentage of average daily net assets); (ii) fees to IFS, in its capacities as administrator, transfer agent and accounting service provider; and (iii) fees to IFD, as set forth below:

Fund
	Advisory Fees to Integrity Money Management	Fees to IFS	Fees to IFD
Kansas Fund	$~~116,481~~107,879 0.21% (as a percentage of average daily net assets)	$63,555 (Administrator) $101,570 (Transfer Agent) $49,422 (Accounting Service Provider)	$127,697
Kansas Insured Fund	$0 0.00% (as a percentage of average daily net assets)	$24,000 (Administrator) $24,181 (Transfer Agent) $29,711 (Accounting Service Provider)	$0
Nebraska Fund	$~~47,942~~40,342 0.15% (as a percentage of average daily net assets)	$34,771 (Administrator) $55,634 (Transfer Agent) $37,908 (Accounting Service Provider)	$69,542
Oklahoma Fund	$~~115,919~~107,408 0.22% (as a percentage of average daily net assets)	$60,353 (Administrator) $96,433 (Transfer Agent) $48,141 (Accounting Service Provider)	$121,365
Maine Fund	$~~9,770~~1,877 0.01% (as a percentage of average daily net assets)	$24,000 (Administrator) $32,531 (Transfer Agent) $32,133 (Accounting Service Provider)	$40,663
New Hampshire Fund	$0 0.00% (as a percentage of average daily net assets)	$24,000 (Administrator) $24,000 (Transfer Agent) $25,956 (Accounting Service Provider)	$9,778

After the Current Agreements terminate, it is anticipated that IFS and IFD will continue to serve the Funds in their respective capacities.

Limitation on Liability. The Current Agreements provide that the adviser is not liable for any error of judgment or of law, or for any loss suffered by the respective Fund in connection with the matters to which the agreement relates, subject to certain exceptions. The New Agreements provide that the adviser is not liable to the adviser, the Trust, the respective Fund or to any holder of the Fund's shares, for any error of judgment or mistake of law or for any loss suffered by the Fund or the holders of the Fund's shares in connection with the matters to which the agreement relates, subject to certain exceptions.

Continuance. ~~Each Current Agreement was originally in effect for~~After an initial term of up to two years ~~and could be continued thereafter~~, both the Current Agreements and the New Agreements provide for successive one-year periods if such continuance ~~was~~is specifically approved at least annually as described in the agreement~~. If the shareholders of the Funds approve the respective New Agreement, the New Agreements will expire no later than two years from the date of execution, unless continued. Thereafter, the New Agreements may be continued for successive one-year periods if such continuance is specifically approved at least annually as described in the New Agreements~~.

Termination. Both the Current Agreements and New Agreements provide for early termination under certain circumstances. Each Current Agreement and each New Agreement provides for automatic termination in the event of an assignment. Each Current Agreement provides for termination (i) at any time without the payment of any penalty by the respective Fund or by the adviser on sixty (60) days' written notice to the other party, (ii) by action of the Trustees or by a vote of a majority of the outstanding shares of the Fund, accompanied by appropriate notice, or (iii) at any time without the payment of any penalty and without advance notice by the Trustees or by vote of a majority of the outstanding shares of the Fund in the event that a court of competent jurisdiction establishes that the adviser or any officer or director of the adviser has taken any action which results in a breach of the covenants of the adviser set forth in the respective agreement. Each New Agreement provides for termination (i) at any time without penalty by the Fund upon the vote of a majority of the Trustees or by vote of the majority of the respective Fund's outstanding voting securities, upon sixty (60) days' written notice to the adviser or (ii) by the adviser at any time without penalty, upon sixty (60) days' written notice to the Trust.

BOARD CONSIDERATIONS

During last year, the Board received and considered a variety of materials related to the proposed Transaction (including relating to Corridor and Viking), the rationale therefor, alternatives to the Transaction, and the potential impact to the Funds. In light of the Corridor Agreement, at meetings held on March 6, 2009 and on March 11, 2009 (collectively, the "March Meeting"), the Board, including a majority of the Independent Trustees, considered the approval of the New Agreements. In evaluating the New Agreements, the Board reviewed information furnished by the Company, Integrity Money Management and Viking, including information regarding: (1) the services to be provided to the Funds, including the nature, extent and quality of such services; (2) the performance of the Funds; (3) the compensation to be paid to Viking including the cost of advisory services to be provided and profits to be realized by Viking and its affiliates, including Corridor, from the relationship with the Funds, taking into account the anticipated expense limitation arrangements; (4) the extent to which economies of scale would be realized as a Fund grows and whether the advisory fee reflects these economies of scale for the benefit of the Fund's investors; (5) other benefits to be received by Viking from its relationship with the Funds; and (6) the continuity of services to be provided to the Funds by other service providers, including IFS and IFD. In considering the New Agreements, the Independent Trustees also relied upon their knowledge of the Transaction, Corridor, Viking and the Funds resulting from their meetings and other interactions throughout the year and their own business judgment in determining the factors to be considered in evaluating the New Agreements. Each Independent Trustee may have accorded different weight to the various factors in reaching his conclusions with respect to the New Agreements. The Independent Trustees did not identify any single factor as all-important or controlling. The Independent Trustees' considerations were instead based on a comprehensive consideration of all the information presented. The principal factors considered by the Board and its conclusions are described below.

Nature, Extent and Quality of Services. The Board Members considered the nature, extent and quality of the services to be ~~providing~~provided by Viking, including investment advisory and administrative services. In considering the nature, extent and quality of the services to be provided to the Funds by Viking under the New Agreements, the Board recognized that Viking would be a subsidiary of Corridor upon the completion of the Transaction. In this regard, the Board considered that Corridor was a newly formed company, and therefore took into account Corridor's business plan, financing prospects, and viability, based on information provided by the Company. Members of the Company and Viking represented to the Board that Corridor would oversee the consolidation of the operations of Integrity Money Management into those of Viking following the Transaction to ensure a smooth transition and that the Transaction and the New Agreements were not expected to effect any material changes in the manner in which the Funds are managed.

In addition, the Board considered the continuity of investment and administrative personnel. With respect to investment personnel, the Board is familiar with the background, experience and track record of the Funds' investment personnel and these same persons are expected to serve the Funds in the same capacities following the Transaction, except as employees of Viking. More specifically, the Board was advised that the portfolio manager who currently manages the Funds will continue to manage such Funds on behalf of Viking.

As discussed in further detail below, with limited exceptions, the administrative personnel currently providing services to the Funds are expected to continue in the same capacity and provide the same level of service following the Transaction. Although the same investment personnel are expected to continue to manage the Funds under the New Agreements, the Board recognized that the level of services may be enhanced with the addition of Viking's additional management expertise and marketing resources.

The Board concluded that the approval of the New Agreements and the transition of the Funds' management from Integrity Money Management to Viking ~~would~~ were not expected to interfere with the day-to-day management of the Funds. Based on its review, the Board concluded that the expected nature, extent and quality of services to be provided by Viking supported approval of the New Agreements.

Performance. The Board considered the performance history of the Funds, and in light of the continuity of investment personnel as employees of Viking, the Board recognized that the New Agreements were not expected to impact the performance of the Funds.

Compensation and Economies of Scale. The Board evaluated the management fees under the New Agreements and noted that the advisory fee will be the same as the advisory fee rates paid by the Funds under the Current Agreements. The Board also considered the Funds' expense ratios, including, in particular, the expense limitation provisions applicable to the Funds that are currently set forth in the applicable Current Agreements and noted that, although such expense limitation provisions would not be included in the New Agreements, Viking would agree to waive or reimburse expenses to maintain each Fund's expense level at a level that is equal to or lower than the currently applicable percentages for an initial term until July 31, 2010. The Board considered whether there were any economies of scale and whether fee levels reflect these economies of scale. In this regard, the Board noted that none of the Funds has reached an asset level that would enable it to benefit substantially from economies of scale. However, the Board recognized that with the integration of the Integrity and Viking fund families, certain shared expenses may be spread over a larger asset base. The Board recognized that even if an alternative investment adviser could potentially result in lower fees, the benefits to shareholders of continuity in the operations and management of the Funds also needed to be accorded weight. The Board concluded that the fees to be paid to Viking under the New Agreements, taking into account relevant expense limitations, were fair and reasonable.

Profitability. In connection with its review of fees, the Board also considered the profitability of Viking for its advisory activities. In this regard, the Board reviewed information regarding the finances of Corridor and Viking and estimated revenues for 2009. Based on the information provided, the Board concluded that the level of profitability was reasonable in light of the services provided.

~~Fallout~~Ancillary Benefits. The Board considered whether there were any ~~"fallout" or~~ ancillary benefits Viking and its affiliates may receive as a result of its relationship with the Funds. In this regard, the Board considered that Viking does not currently engage in any soft dollar arrangements. Based on their review, the Independent Trustees concluded that any indirect benefits received by Viking and its affiliates as a result of its relationship with the Funds were reasonable and within acceptable parameters.

Continuity of Service Providers. The Board noted that, in addition to acquiring Viking, Corridor would be acquiring IFS and IFD as part of the Transaction. Accordingly, IFS will continue to act as administrator, accounting service provider and transfer agent to the Funds and IFD will continue to act as distributor to the Funds. The Board also noted that Wells Fargo Bank, N.A. would continue to act as the Funds' custodian. The Board concluded that the continuation of the Funds' service provider contracts would help ensure continuity of Fund operations.

Based on their review of the New Agreements, the materials provided and the considerations described above, the Trustees, including a majority of the Independent Trustees, determined that the adoption of the New Agreements would be in the best interests of the Funds and their respective shareholders and should be approved. In addition, the Board recommends approval of each New Agreement by the respective Fund's shareholders.

SHAREHOLDER APPROVAL AND REQUIRED VOTE

To become effective, each New Agreement must be approved by a vote of a majority of the outstanding voting securities of the respective Fund. The "vote of a majority of the outstanding voting securities" is defined in the 1940 Act as the vote of the lesser of (i) 67% or more of the shares of the Fund present at the meeting if the holders of more than 50% of the outstanding shares of the Fund are present in person or represented by proxy; or (ii) more than 50% of the outstanding shares of the Fund. For purposes of determining the approval of a New Agreement, abstentions and broker non-votes will have the effect of a vote against the proposal.

THE BOARD OF TRUSTEES RECOMMENDS THAT SHAREHOLDERS VOTE FOR PROPOSAL 1. If you need any assistance or have any questions regarding Proposal 1 or how to vote your shares, please call IFS (shareholder services) at (800) 601-5593 or (701) 857-0230.

PROPOSAL 2: TO APPROVE THE MANAGER-OF-MANAGERS STRUCTURE FOR THE FUNDS

(This proposal applies to shareholders of each Fund, voting separately.)

BACKGROUND AND REASON FOR VOTE

Under each Current Agreement and New Agreement between the investment adviser and the Trust, on behalf of the respective Fund, the investment adviser is authorized to enter into a sub-advisory agreement with a sub-adviser, to whom the investment adviser may delegate responsibility to manage the assets of the respective Fund. If the investment adviser delegates portfolio management duties to a sub-adviser, the 1940 Act generally requires that the sub-advisory agreement between the adviser and the sub-adviser be approved by the Board and by Fund shareholders. Specifically, Section 15 of the 1940 Act, in relevant part, makes it unlawful for any person to act as an investment adviser (including as a sub-adviser) to a mutual fund, except pursuant to a written contract that has been approved by shareholders.

Shareholders of each Fund are being asked to approve a "manager-of-managers" structure for their Fund. If approved by shareholders, the structure would not be implemented until relief permitting such a structure is provided by the Securities and Exchange Commission ("SEC"). Unless necessary relief is provided by an exemptive rule in the future, the Trust will need to apply to the SEC for exemptive relief and obtain an order.

Because the Funds are soliciting shareholders for approval of other proposals, the Board has determined to ask shareholders to approve the manager-of-managers structure at this time. One typical condition of SEC relief for this structure is that shareholders approve the structure before its implementation. Obtaining shareholder approval for the structure at this time would alleviate the cost and expense of seeking shareholder approval for the structure at a future date, when the Funds may not otherwise be soliciting shareholder approval on other matters.

DESCRIPTION OF THE MANAGER-OF-MANAGERS STRUCTURE

A manager-of-managers structure would generally permit Viking to enter into, and materially amend, sub-advisory agreements with any unaffiliated sub-advisers retained by Viking WITHOUT also needing to obtain further shareholder approval. Normally, the retention of a new sub-adviser, or the material amendment of an existing sub-advisory agreement would require shareholder approval. That approval would not be necessary under a manager-of-managers structure.

If shareholders of a Fund approve this Proposal 2, and the Trust obtains the necessary exemptive relief from the SEC or the SEC adopts an applicable rule, it is anticipated that Viking would be authorized, for such Fund, to (1) engage new or additional sub-advisers; (2) enter into and modify existing investment sub-advisory agreements; and (3) terminate and replace sub-advisers, in each case without obtaining further approval of the Fund's shareholders, provided that (a) the sub-adviser is not an "affiliated person" of Viking or the Fund, other than by reason of serving as a sub-adviser to a Fund, and (b) the Board has approved the new or amended sub-advisory agreement.

Although shareholder approval would no longer be required for the changes described in the prior paragraph, it is anticipated that the Board (including a majority of the Independent Trustees) would continue to evaluate sub-advisers and would be required to approve the retention of new sub-advisers and material changes to existing sub-advisory agreements. Viking (if Proposal 1 is approved) and the Board would be responsible for overseeing sub-advisers and monitoring their performance, as well as determining if (or when) changes to a Fund's sub-advisory arrangements should be made. Further, under the 1940 Act, the Board, including a majority of the Independent Trustees, must review and consider sub-advisory agreements for renewal annually, after the expiration of the initial term. Prior to entering into, renewing or amending a sub-advisory agreement, Viking (if Proposal 1 is approved) would have a legal duty to provide the Board with information on factors pertinent to the Board's decision regarding those advisory arrangements.

The Board believes that it will be in the best interests of each Fund to provide Viking (if Proposal 1 is approved) and the Board with increased flexibility to recommend and change sub-advisers without incurring the significant delay and expense associated with obtaining prior shareholder approval for such changes. In addition, the Board recognizes that the structure would remain subject to Board oversight and conditions imposed by the SEC, including that any sub-advisory agreement or material change to such agreement would still require approval by the Board (including a majority of the Independent Trustees). In the absence of a manager-of-managers structure, a Fund would be required to call and hold a shareholder meeting before it appointed a sub-adviser or materially amended a sub-advisory agreement. Additionally, a Fund would be required to seek shareholder approval of a new sub-advisory agreement if a sub-adviser were to undergo a change of control, even if there were no change in the persons responsible for managing the Fund. Each time a shareholder meeting is called, the Fund must create and distribute proxy materials and solicit proxy votes from shareholders, which is time-consuming and costly. It is thus anticipated that a manager-of-managers structure would permit the Funds to operate most efficiently and cost-effectively~~.~~. Shareholders should be aware, however, that under a manager-of-managers structure, they would not have the ability to exert control over whether their Fund entered into new sub-advisory agreements with unaffiliated sub-advisers or whether terms to sub-advisory agreements were changed, because they would not be entitled to vote "for" or "against" such matters before they became effective.

Importantly, this proposal does not affect the amount of investment advisory fees paid by a Fund. Viking would pay sub-advisers out of advisory fees it receives from a Fund, and this proposal, and the retention of sub-advisers or renegotiation of sub-advisory agreements, would not impact those fees. The Board would review and approve the fees paid by Viking to sub-advisers in connection with its consideration of new sub-advisory agreements and renewals of sub-advisory agreements. Shareholder approval would continue to be required before the fees paid by a Fund to Viking can increase.

As noted above, before a Fund could implement a manager-of-managers structure, the SEC must provide relief from certain provisions of the 1940 Act, either by rule or exemptive order. Any such relief would typically require the satisfaction of a number of conditions. The precise substance of these conditions is not known at this time.

If this Proposal 2 is not approved by the shareholders of any Fund, shareholder approval will be required for Viking to enter into new or to materially amend

~~PROPOSED MANAGER-OF-MANAGERS RULE~~

~~On October 23, 2003, the SEC proposed Rule 15a-5 under the 1940 Act, which essentially would allow all investment companies to utilize a manager-of-managers arrangement without obtaining an exemptive order, subject to a number of conditions.~~

BOARD APPROVAL OF MANAGER-OF-MANAGERS ARRANGEMENT

At the March Meeting, the Board, including the Independent Trustees, approved the use of the manager-of-managers arrangement, authorized the Funds to seek exemptive relief from the SEC, and recommended that the manager-of-managers arrangement be submitted to shareholders for their approval.

Reasons for approving the arrangement generally include the following:

1.

A manager-of-managers arrangement will enable the Board to act more quickly, with less expense to the Funds, in appointing new sub-advisers when the Board and the investment adviser believe that such appointment would be in the best interests of a Fund and its shareholders;

2.

The investment adviser would continue to be directly responsible for supervising the activities and performance of the sub-adviser, for taking reasonable steps to assure that the sub-adviser complies with a Fund's investment policies and procedures and with applicable legal requirements, and for reporting to the Trustees regarding these matters; and

3.	No sub-adviser could be appointed, removed or replaced without the Board's approval and involvement.

SHAREHOLDER APPROVAL AND REQUIRED VOTE

To become effective for a Fund, the manager-of-managers structure must be approved by a vote of a majority of the outstanding voting securities of the Fund (and, with respect to the High Income Fund, with both classes voting together as a single class). The "vote of a majority of the outstanding voting securities" is defined in the 1940 Act as the vote of the lesser of (i) 67% or more of the shares of the Fund present at the meeting if the holders of more than 50% of the outstanding shares of the Fund are present in person or represented by proxy; or (ii) more than 50% of the outstanding shares of the Fund. For purposes of determining the approval of the manager-of-managers structure, abstentions and broker non-votes will have the effect of a vote against the proposal.

THE BOARD OF TRUSTEES RECOMMENDS THAT SHAREHOLDERS VOTE FOR PROPOSAL 2. If you need any assistance, or have any questions regarding Proposal 2 or how to vote your shares, please call IFS (shareholder services) at (800) 601-5593 or (701) 857-0230.

PROPOSAL 3: TO ELECT FOUR TRUSTEES

(This proposal applies to shareholders of each Fund, voting together.)

BACKGROUND AND REASON FOR VOTE

Four individuals are being proposed for election to the Board of Trustees (the "Nominees"). All Nominees are currently Trustees and have served in that capacity for the length of time indicated in the table below. At the Special Meeting, shareholders of the Funds will be asked to elect the Nominees to serve on the Board. It is intended that the enclosed proxy will be voted "FOR" the election of the four Nominees, unless such authority has been withheld in the proxy. The proxy cannot be voted for a greater number of persons than the number of Nominees. Each Nominee has consented to serve as a Trustee if elected.

Currently, the Board consists of four Trustees, three of whom have been elected by shareholders and one of whom has not. The 1940 Act requires that certain percentages of trustees on boards of registered investment companies must have been elected by shareholders under various circumstances. For example, in general, at least a majority of the trustees must have been elected to such office by shareholders. In addition, new trustees cannot be appointed by existing trustees to fill vacancies created by retirements, resignations or an expansion of a board unless, after those appointments, at least two thirds of the trustees have been elected by shareholders. By taking this opportunity to have shareholders to elect the Nominees, it is possible that the time and expense needed to have a shareholder meeting in the future, specifically to elect one or more Trustees, may be avoided.

The Nominees will be elected for indefinite terms, generally subject to resignation, retirement or removal. Each Nominee has indicated a willingness to serve as a member of the Board if elected. If any of the Nominees should not be available for election, the persons named as proxies may vote for other persons in their discretion. However, there is no reason to believe that any Nominee will be unavailable for election.

The following table includes certain important information regarding the Nominees, as well as the officers of the Trust:

Independent Trustees/Nominees

NAME, ADDRESS, AND AGE	POSITION(S) HELD WITH TRUST	TERM AND LENGTH SERVED	NUMBER OF PORTFOLIOS OVERSEEN IN THE FUND COMPLEX(1)	PRINCIPAL OCCUPATIONS DURING PAST FIVE YEARS	OTHER DIRECTOR-SHIPS HELD OUTSIDE THE FUND COMPLEX

Orlin W. Backes 948 13th Ave. SW Minot, ND 58701 73	Trustee	Indefinite Since January 1996	12

Attorney, McGee, Hankla, Backes & Dobrovolny, P.C.; Director, South Dakota Tax-Free Fund, Inc. (April 1995 to June 2004), Integrity Fund of Funds, Inc., ND Tax-Free Fund, Inc., and Montana Tax-Free Fund, Inc. (since April ~~2005~~1995); Trustee, Integrity Managed Portfolios (since January 1996), The Integrity Funds (since June 2003)

					First Western Bank & Trust
R. James Maxson 1 N. Main St. Minot, ND ~~58701~~58703 61	Trustee	Indefinite Since January 1999	12

Attorney, Maxson Law Office (since November 2002); Director, South Dakota Tax-Free Fund, Inc. (January 1999 to June 2004), Integrity Fund of Funds, Inc., ND Tax-Free Fund, Inc. and Montana Tax-Free Fund, Inc. (since January 1999); Trustee, Integrity Managed Portfolios (since January 1999), The Integrity Funds (since June 2003).

					Vincent United Methodist Foundation Minot Area Development Corporation
Jerry M. Stai 2405 11th Ave. NW Minot, ND 58703 ~~56~~57	Trustee	Indefinite Since January 2006	12

Faculty, Embry-Riddle University (August 2000 to September 2005); Faculty, Park University (August 2005 to December 2005); Non-Profit Specialist, Bremer Bank (since July 2005); Faculty, Minot State University (since August 2000); Director ND Tax-Free Fund, Inc., Montana Tax-Free Fund, Inc., Integrity Fund of Funds, Inc. (since January 2006); Trustee, Integrity Managed Portfolios, The Integrity Funds (since January 2006).

					Marycrest Franciscan Development, Inc.

Interested Trustee/Nominee Officer

NAME, ADDRESS, AND AGE	POSITION(S) HELD WITH TRUST	TERM AND LENGTH SERVED	NUMBER OF PORTFOLIOS OVERSEEN IN THE FUND COMPLEX(1)	PRINCIPAL OCCUPATIONS DURING PAST FIVE YEARS	OTHER DIRECTOR-SHIPS HELD OUTSIDE THE FUND COMPLEX

Robert E. Walstad(2) 1 N. Main St. Minot, ND 58703 64	Trustee, Chairman, Interim President	Indefinite (Trustee~~)~~ and ~~Annual (~~Chairman ~~and Interim President)~~ ) Since January 1996 Annual (Officer) January 1996 to July 2007 and since March 2008	12

Director (Sept. 1987 to Feb. 2007), CEO (Sept. 2001 to Feb. 2007), Integrity Mutual Funds, Inc.; Director, President and Treasurer, (Aug. 1988 to Feb. 2007), Integrity Money Management, Inc.; Director, President and Treasurer (Aug. 1988 to Sept. 2004), ND Capital, Inc.; Director, President and Treasurer (May 1989 to Feb. 2007), Integrity Fund Services, Inc.; Director, President, CEO, and Treasurer, (Jan. 1996 to Aug. 2003), Integrity Funds Distributor, Inc.; Director, CEO, Chairman, (Jan. 2002 to Feb. 2007) and President (Sept. 2002 to Dec. 2004), Capital Financial Services, Inc.; Director and President, (April 1994 to June 2004) South Dakota Tax-Free Fund, Inc.; President (Jan. 1996 to July 2007) and (since March 2008) Integrity Managed Portfolios, (May 2003 to July 2007) and Interim President (since March 2008) The Integrity Funds, (Jan. 1995 to July 2007) and (since March 2008) Integrity Fund of Funds, Inc., (Jan. 1989 to July 2007) and (since March 2008) ND Tax-Free Fund, Inc., (Aug. 1993 to July 2007) and (since March 2008) Montana Tax-Free Fund, Inc.; Director and Chairman, Montana Tax-Free Fund, Inc. (since May 1993), Integrity Fund of Funds, Inc. (since Aug. 1994), and ND Tax Free Fund, Inc. (since Oct. 1988); Trustee, Chairman~~,~~ (since January 1996) and Treasurer (January 1996 to May 2004), Integrity Managed Portfolios, and (since June 2003), The Integrity Funds.

					Minot Park Board

Officers

NAME, ADDRESS, AND AGE	POSITION(S) HELD WITH TRUST	TERM AND LENGTH SERVED	NUMBER OF PORTFOLIOS OVERSEEN IN THE FUND COMPLEX(1)	PRINCIPAL OCCUPATIONS DURING PAST FIVE YEARS	OTHER DIRECTOR-SHIPS HELD OUTSIDE THE FUND COMPLEX

Peter A. Quist 1 N. Main St. Minot, ND 58703 ~~74~~75	Vice President, Secretary	Annual Since January 1996	3

Attorney; Director and Vice President (since May 1988) Integrity Mutual Funds, Inc.; Director, Vice President and Secretary, Integrity Money Management, Inc. (since August 1988), Integrity Fund Services, Inc. (since May 1989), Integrity Funds Distributor, Inc. (since January 1996), ND Capital, Inc. (August 1988 to August 2006); Director, Vice President and Secretary, South Dakota Tax-Free Fund, Inc. (April 1994 to June 2004), Montana Tax-Free Fund, Inc. (since May 1993), Integrity Fund of Funds, Inc. (since August 1994), and ND Tax Free Fund, Inc. (since October 1988); Vice President and Secretary, Integrity Managed Portfolios (since January 1996) and The Integrity Funds (since June 2003).

None
Adam C. Forthun 1 N. Main St. Minot, ND 58703 32	Treasurer	Annual Since May 2008	N/A

Fund Accountant (May 2003 to October 2005), Fund Accounting Supervisor (October 2005 to March 2008), Fund Accounting Manager (since March 2008), Integrity Fund Services, Inc.; Treasurer (since May 2008), Integrity Managed Portfolios, The Integrity Funds, ND Tax-Free Fund, Inc., Montana Tax-Free Fund, Inc., and Integrity Fund of Funds, Inc.

None
Brent M. Wheeler 1 N. Main St. Minot, ND 58703 38	Mutual Fund Chief Compliance Officer	Annual Since October 2005	N/A

Fund Accounting Manager (May 1998 to October 2005), Integrity Fund Services, Inc.; Treasurer (May 2004 to October 2005), Mutual Fund Chief Compliance Officer (since October 2005) Integrity Managed Portfolios, The Integrity Funds, ND Tax-Free Fund, Inc., Montana Tax-Free Fund, Inc., and Integrity Fund of Funds, Inc.

None

(1) The Fund Complex consists of the three incorporated funds in the Integrity family of funds, the six series of Integrity Managed Portfolios, and the three series of The Integrity Funds.

(2) Mr. Walstad is an interested person by virtue of being an officer of the Trust and a shareholder of Integrity Mutual Funds, Inc.

Trustees serve until their resignation, removal, or retirement. Officers serve annual terms.

COMPENSATION

Trustees who are not an "interested person" of the Funds, as that term is defined in the 1940 Act, are paid an annual fee of $17,500 for service as trustee and director on the boards of the funds in the complex. In addition to the Funds, the Trustees are also directors or trustees of four additional open-end investment companies representing (together with the Funds) 12 portfolios, currently advised by Integrity Money Management. The annual fee paid to the directors and trustees are allocated among the funds in the complex (which includes the three incorporated funds in the Integrity family of funds, the six series of Integrity Managed Portfolios, and the three Funds) as follows: each fund pays a minimum $500 and the remainder of the fee is allocated among the funds on the basis of their relative net asset values. Mr. Walstad, who is the only "interested person" of such funds who serves as a Trustee and is a Nominee, receives no compensation from the funds for serving as trustee or director (as applicable); however, he does receive compensation from the funds for serving as Interim President.

The following table sets forth compensation paid by each Fund to each of the Trustees of the Funds and total compensation paid to each Trustee for the calendar year ended December 31, 2008. The Funds have no retirement or pension plans.

	Independent Trustees			Interested Trustee
	Orlin W. Backes	R. James Maxson	Jerry M. Stai	Robert E. Walstad	TOTALS
Aggregate Compensation From&
	Trustee	Trustee	Trustee	Trustee, Chairman and Interim President
Kansas Fund(1)	$1,763	$1,763	$1,763	$0.00	$5,289
Kansas Insured Fund(1)	$785	$785	$785	$0.00	$2,355
Nebraska Fund(1)	$1,186	$1,186	$1,186	$0.00	$3,558
Oklahoma Fund(1)	$1,686	$1,686	$1,686	$0.00	$5,058
Maine Fund(1)	$902	$902	$902	$0.00	$2,706
New Hampshire(1)	$597	$597	$597	$0.00	$1,791
Total Compensation from Funds and Fund Complex(2)	$17,500	$17,500	$17,500	$0.00	$52,500

(1) Based on compensation paid to the Trustees for the calendar year ended December 31, 2008, for services to the respective Fund.

(2) Based on the compensation paid to the Trustees for the calendar year ended December 31, 2008, for services to the Funds and four other open-end funds representing, in the aggregate, 15 portfolios advised by Integrity Money Management (including the Integrity Health Sciences Fund, the Integrity Technology Fund, and the Integrity Total Return Income Fund, which were part of The Integrity Funds until they were liquidated on April 25, 2008, April 25, 2008, and June 20, 2008, respectively).

MEETINGS OF THE BOARD AND COMMITTEES

The Board of Trustees manages the business and affairs of the Trust and appoints or elects officers responsible for the day-to-day operations of the Trust and the execution of policies established by Board resolution or directive. The Independent Trustees are charged with, among other functions, recommending to the full Board approval of the distribution, transfer agency and accounting services agreements and the investment advisory agreements. During the Funds' fiscal year ending July 31, 2008, the Board held 13 meetings.

The Board has two committees: (1) the Audit Committee; and (2) the Governance and Nominating Committee.

The Audit Committee currently consists of the three Independent Trustees of the Funds: Jerry M. Stai, Orlin W. Backes, and R. James Maxson. The primary function of the Audit Committee is to assist the Board of Trustees in fulfilling its oversight responsibilities to the shareholders and the investment community relating to fund accounting, reporting practices and the quality and integrity of the financial reports. To satisfy these responsibilities, the Audit Committee reviews with the independent auditors the audit plan and results and recommendations following independent audits, reviews the performance of the independent auditors and recommends engagement or discharge of the auditors to the Board of Trustees, reviews the independence of the independent auditors, reviews the adequacy of the Funds' internal controls and prepares and submits Audit Committee meeting minutes and supporting documentation to the full Board. During the Funds' fiscal year ending July 31, 2008, the Audit Committee held four meetings.

The Governance and Nominating Committee currently consists of the three Independent Trustees of the Funds: Jerry M. Stai, Orlin W. Backes, and R. James Maxson. The primary function of the Governance and Nominating Committee is to identify individuals qualified to become Board members and recommend nominations for election to the Board of Trustees. The Governance and Nominating Committee takes a leadership role in shaping the governance of the Funds. The Governance and Nominating Committee has adopted a charter (which is available at http://www.integrityfunds.com) and meets at least quarterly. The Governance and Nominating Committee prepares and submits meeting minutes and supporting documentation to the full Board. During the Funds' fiscal year ending July 31, 2008, the Governance and Nominating Committee held five meetings.

Each Trustee attended at least 75% of the aggregate of the total number of meetings of the Board and the total number of meetings held by the committees of the Board on which the Trustee served. The Funds do not hold annual meetings and therefore do not have a policy with respect to Trustees' attendance at such meetings.

TRUSTEE RECOMMENDATIONS AND NOMINATIONS

The Governance and Nominating Committee has adopted procedures regarding its review of recommendations for trustee nominees, including those recommendations presented by shareholders. When considering whether to add additional or substitute Trustees to the Board, the Independent Trustees are required to take into account any proposals for candidates that are properly submitted to the Trust's Secretary. Shareholders wishing to present one or more candidates for Trustee consideration may do so by submitting a signed written request to the Trust's Secretary at Integrity Managed Portfolios, Attention: Secretary, 1 Main Street North, Minot, North Dakota 58703. The request must include the following information:

•	name and address of shareholder and, if applicable, name of broker or record holder;
•	number of shares owned;
•	name of Fund(s) in which shares are owned;
•	whether the proposed candidate(s) consent to being identified in any proxy statement utilized in connecting with the election of Trustees;
•	the name and background information of the proposed candidates; and
•	a representation that the candidate or candidates are willing to provide additional information about themselves, including assurances as to their independence.

In considering potential candidates for the Board, the Independent Trustees may consider a variety of factors, including without limitation, high ethical standards, relevant expertise and experience, absence of conflicts of interest that would interfere with the performance of responsibilities, and the ability to devote sufficient time and attention, including the time needed to review materials and attend meetings.

SHARE OWNERSHIP IN THE FUNDS HELD BY NOMINEES AND OFFICERS

For each Nominee, the dollar range and number of equity securities in the Funds beneficially owned by the Nominee in each Fund and in all registered investment companies overseen by each Nominee in the Integrity family of investment companies are shown below as of December 31, 2008:

	Independent Trustees/Nominees			Interested Trustee/Nominee
Dollar Range of Equity Securities in	Orlin W. Backes	R. James Maxson	Jerry M. Stai	Robert E. Walstad
Kansas Fund	None	None	None	None
Kansas Insured Fund	None	None	None	None
Nebraska Fund	None	None	None	None
Oklahoma Fund	None	None	None	None
Maine Fund	None	None	None	None
New Hampshire Fund	None	None	None	None
All Registered Investment Companies Overseen by Trustee/Nominee in Family of Investment Companies (Aggregate)	$10,001 to $50,000 (1,566.557 shares)	$10,001 to $50,000 (3,562.549 shares)	$1 to $10,000 (144.971 shares)	Over $100,00 (16,701.385 shares)

As of the Record Date, none of the Independent Trustees or any of their respective immediate family members owned beneficially or of record securities in Viking, Integrity Money Management or IFD, or a person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with any of such persons.

As of the Record Date, the Nominees and officers of the Funds as a group beneficially owned the following number of equity securities of each Fund, which, in each case, is less than 1% of each Fund's equity securities outstanding:

Fund
Shares

Kansas Fund
Kansas Insured Fund
Nebraska Fund
Oklahoma Fund
Maine Fund
New Hampshire Fund

SHAREHOLDER COMMUNICATION WITH THE BOARD

Although the Trust has not adopted a specific process regarding shareholder communications, shareholders of the Funds may communicate with the Board (or individual Trustees serving on the Board) by sending written communications, addressed to the Board as a group or any individual Trustee, to Integrity Managed Portfolios, Attention: Board of Trustees, 1 Main Street North, Minot, North Dakota 58703. The Funds will ensure that this communication (assuming it is properly marked care of the Board or care of a specific Trustee) is delivered to the Board or the specified Trustee, as the case may be.

ATTENDANCE OF TRUSTEES AT ANNUAL MEETINGS

The Funds do not hold annual meetings and therefore do not have a policy with respect to Trustees' attendance at such meetings.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Brady, Martz & Associates ("Brady, Martz") has been selected as the Funds' independent registered public accounting firm for the current fiscal year. Representatives of Brady, Martz are not expected to attend the Special Meeting, but have been given the opportunity to make a statement if they so desire, and will be available should any questions arise requiring their attention.

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table provides information on the aggregate fees billed for services rendered to the Trust by Brady, Martz for the fiscal years ended July 31, 2007 and July 31, 2008:

Fiscal Year Ended	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	All Other Fees	Totals
July 31, 2007	$39,900	$4,800	$7,200	None	$51,900
July 31, 2008	$39,900	$7,200	$7,200	None	$54,300

(1) Includes the amounts related to the professional services rendered by the principal accountant for the audit of the Trust's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2) Includes fees principally paid for professional services rendered for due diligence and technical accounting consulting and research.

(3) Includes amounts related to the preparation and review of the Trust's tax returns.

FEES FOR NON-AUDIT SERVICES

During the past two fiscal years, Brady, Martz did not provide any non-audit services to the Trust, Integrity Money Management or any entity controlling, controlled by, or controlled with Integrity Money Management that provides ongoing services to the Trust.

PRE-APPROVALS

The Audit Committee has adopted policies and procedures that require the Audit Committee to pre-approve all audit and non-audit services provided to the Trust by the principal accountant. All of the services described in the table above under the heading "Fees Paid to Independent Registered Public Accounting Firm" were pre-approved by the Audit Committee.

SHAREHOLDER APPROVAL AND REQUIRED VOTE

The election of Trustees must be approved by a plurality of the votes cast in person or by proxy at the Special Meeting at which a quorum exists. The shareholders of the Trust will vote together for the election of Trustees. Abstentions and broker non-votes will not affect the election of Trustees under Proposal 3.

THE BOARD OF TRUSTEES RECOMMENDS THAT SHAREHOLDERS VOTE FOR PROPOSAL 3. If you need any assistance, or have any questions regarding Proposal 3 or how to vote your shares, please call IFS (shareholder services) at (800) 601-5593 or (701) 857-0230.

ADDITIONAL INFORMATION

DELIVERY OF ANNUAL REPORTS AND OTHER DOCUMENTS

Annual reports will be sent to shareholders of record of each Fund following the Fund's fiscal year end. Each Fund will furnish, without charge, a copy of its annual report and/or semi-annual report as available upon request. Such written or oral requests should be directed to Integrity Funds Distributor, Inc. at 1 Main Street North, Minot, North Dakota 58703 or by calling (800) 276-1262.

Please note that only one annual or semi-annual report or proxy statement may be delivered to two or more shareholders of a Fund who share an address, unless the Fund has received instructions to the contrary. To request a separate copy of an annual or semi-annual report or proxy statement, or to request a single copy if multiple copies of such documents are received, shareholders should contact the Fund at the address and phone number set forth above. Pursuant to a request, a separate copy will be delivered promptly.

SHAREHOLDER PROPOSALS

The Funds are not required to hold annual shareholder meetings. Since the Funds do not hold regular meetings of shareholders, the anticipated date of the next shareholder meeting cannot be provided. To be considered for inclusion in the proxy statement for any subsequent meeting of shareholders, a shareholder proposal must be submitted a reasonable time before the proxy statement for the meeting is sent. Whether a proposal is included in the proxy statement will be determined in accordance with applicable federal and state laws. The timely submission of a proposal does not guarantee its inclusion.

Shareholders wishing to submit proposals for inclusion in a proxy statement for a subsequent meeting (if any) should send their written proposals to Integrity Managed Portfolios, 1 Main Street North, Minot, North Dakota 58703.

PLEASE SUBMIT YOUR VOTING INSTRUCTIONS PROMPTLY BY SIGNING AND DATING THE ENCLOSED PROXY CARD AND RETURNING IT IN THE ACCOMPANYING SELF-ADDRESSED POSTAGE-PAID RETURN ENVELOPE. ALTERNATIVELY, YOU MAY VOTE BY PHONE, BY FACSIMILE, OR VIA THE INTERNET.

IF YOU NEED HELP VOTING YOUR PROXY, OR WANT ADDITIONAL INFORMATION ABOUT ATTENDING THE SPECIAL MEETING AND VOTING IN PERSON (INCLUDING DIRECTIONS TO THE SPECIAL MEETING), YOU MAY CALL IFS (SHAREHOLDER SERVICES) AT (800) 601-5593 OR (701) 857-0230.

APPENDIX A

~~FORM OF NEW INVESTMENT ADVISORY AGREEMENT~~

INTEGRITY MANAGED PORTFOLIOS

on behalf of the

[NAME OF FUND]

FORM OF INVESTMENT ADVISORY AGREEMENT

AGREEMENT, effective commencing on ~~July XX~~[_____________], 2009, between Viking Fund Management, LLC, (the "Adviser") and Integrity Managed Portfolios (the "Trust") on behalf of the Oklahoma Municipal Fund (the "Fund").

WHEREAS, the Trust is a Massachusetts business trust of the series type organized under a Declaration of Trust, and is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end, management investment company, and the Fund is a series of the Trust;

WHEREAS, the Trust wishes to retain the Adviser to render investment advisory services to the Fund, and the Adviser is willing to furnish such services to the Fund;

WHEREAS, the Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended ("Advisers Act");

NOW THEREFORE, in consideration of the promises and mutual covenants herein contained, it is agreed between the Trust and the Adviser as follows:

1.

Appointment. The Trust hereby appoints the Adviser to act as investment adviser to the Fund for the periods and on the terms set forth in this Agreement. The Adviser accepts such appointment and agrees to furnish the services herein set forth, for the compensation herein provided.

2.

Investment Advisory Duties; Authority to Delegate to Sub-Adviser. Subject to the supervision of the Trustees of the Trust, the Adviser will (a) provide a program of continuous investment management for the Fund in accordance with the Fund's investment objectives, policies and limitations as stated in the Fund's prospectus and Statement of Additional Information included as part of the Trust's Registration Statement filed with the Securities and Exchange Commission ("SEC"), as they may be amended from time to time, copies of which shall be provided to the Adviser by the Trust; (b) make investment decisions for the Fund; and (c) place orders to purchase and sell securities for the Fund. The Adviser is authorized, at its own expense, to delegate to a sub-adviser such of its responsibilities hereunder as may be specified in an agreement with such sub-adviser~~, subject to such approvals by the Trustees and shareholders of the Fund as are required by the 1940 Act~~. Any such agreement shall comply with all applicable provisions of Section 15 of the 1940 Act, except to the extent permitted by any exemptive order or similar relief (including without limitation any rule, regulation, interpretive order or no-action relief) of the SEC. In the event the Adviser does so delegate to a sub-adviser, the Adviser is further responsible for supervising the activities and performance of the sub-adviser, for taking reasonable steps to assure that the sub-adviser complies with the Fund's investment policies and procedures and with applicable legal requirements, and for reporting to the Trustees regarding these matters.

In performing its investment management services to the Fund hereunder, the Adviser will provide the Fund with ongoing investment guidance and policy direction, including oral and written research, analysis, advice, statistical and economic data and judgments regarding individual investments, general economic conditions and trends and long-range investment policy. Subject to the Fund's investment objective and policies, the Adviser will determine the securities, instruments, repurchase agreements, options and other investments and techniques that the Fund will purchase, sell, enter into or use, and will provide an ongoing evaluation of the Fund's portfolio. The Adviser will determine what portion of the Fund's portfolio shall be invested in securities and other assets, and what portion if any, should be held uninvested.

The Adviser further agrees that, in performing its duties hereunder, it will:

a.

comply with applicable provisions of the 1940 Act and all rules and regulations thereunder, the Advisers Act, the Internal Revenue Code (the "Code") and all other applicable federal and state laws and regulations, and with any applicable procedures adopted by the Trustees;

	b.	use reasonable efforts to manage the Fund so that it will qualify, and continue to qualify, as a regulated investment company under Subchapter M of the Code and regulations issued thereunder;
c.

place orders pursuant to its investment determinations for the Fund directly with the issuer, or with any broker or dealer, in accordance with applicable policies expressed in the Fund's prospectus and/or Statement of Additional Information and in accordance with applicable legal requirements;

d.

furnish to the Trust, or to the Fund's administrator, Integrity Fund Services, Inc., ("Administrator") if so directed, whatever statistical information the Trust or Administrator may reasonably request with respect to the Fund's assets or contemplated investments. In addition, the Adviser will keep the Trust and the Trustees informed of developments materially affecting the Fund's portfolio and shall, on the Adviser's own initiative, furnish to the Trust from time to time whatever information the Adviser believes appropriate for this purpose;

e.

make available to the Administrator, and the Trust, promptly upon their request, such copies of its investment records and ledgers with respect to the Fund as may be required to assist the Administrator and the Trust in their compliance with applicable laws and regulations. The Adviser will furnish the Trustees with such periodic and special reports regarding the Fund as they may reasonably request;

f.

immediately notify the Trust in the event that the Adviser or any of its affiliates: (1) becomes aware that it is subject to a statutory disqualification that prevents the Adviser from serving as investment adviser pursuant to this Agreement; or (2) becomes aware that it is the subject of an administrative proceeding or enforcement action by the ~~Securities and Exchange Commission ("SEC")~~SEC or other regulatory authority. The Adviser further agrees to notify the Trust immediately of any material fact known to the Adviser respecting or relating to the Adviser that is not contained in the Trust's Registration Statement regarding the Fund, or any amendment or supplement thereto, but that is required to be disclosed thereon, and of any statement contained therein that becomes untrue in any material respect;

	g.	in making investment decisions for the Fund, use no inside information that may be in its possession, nor will the Adviser seek to obtain any such information.
3.

Allocation of Charges and Expenses. Except as otherwise specifically provided in this section 3, the Adviser shall pay the compensation and expenses of all its governors, officers and employees who serve as officers and executive employees of the Trust or Fund (including the Trust's or Fund's share of payroll taxes), and the Adviser shall make available, without expense to the Fund, the service of its governors, officers and employees who may be duly elected officers of the Trust, subject to their individual consent to serve and to any limitations imposed by law. The Adviser shall also pay the fees of any sub-adviser.

The Adviser shall not be required to pay any expenses of the Fund or Trust other than those specifically allocated to the Adviser in this section 3. In particular, but without limiting the generality of the foregoing, the Adviser shall not be responsible, except to the extent of the reasonable compensation of such of the Trust's or Fund's employees as are officers or employees of the Adviser whose services may be involved, for any expenses of other series of the Trust or for the following expenses of the Fund or Trust: organization and certain offering expenses of the Fund (including out-of-pocket expenses, but not including the Adviser's overhead and employee costs); fees payable to the Adviser and to any other Fund advisers or consultants; legal expenses; auditing and accounting expenses; interest expenses; telephone, telex, facsimile, postage and other communications expenses; taxes and governmental fees; fees, dues and expenses incurred by or with respect to the Fund in connection with membership in investment company trade organizations; cost of insurance relating to fidelity coverage for the Trust's officers and employees; fees and expenses of the Fund's Administrator or of any custodian, subcustodian, transfer agent, fund accounting agent, registrar, or dividend disbursing agent of the Fund; payments for portfolio pricing or valuation services to pricing agents, accountants, bankers and other specialists, if any; expenses of preparing share certificates, if any; other expenses in connection with the issuance, offering, distribution or sale of securities issued by the Fund; expenses relating to investor and public relations; expenses of registering shares of the Fund for sale and of compliance with applicable state notice filing requirements; freight, insurance and other charges in connection with the shipment of the Fund's portfolio securities; brokerage commissions or other costs of acquiring or disposing of any portfolio securities or other assets of the Fund, or of entering into other transactions or engaging in any investment practices with respect to the Fund; expenses of printing and distributing prospectuses, Statements of Additional Information, reports, notices and dividends to shareholders; costs of stationery or other office supplies; any litigation expenses; costs of shareholders' and other meetings; the compensation and all expenses (specifically including travel expenses relating to the Fund's business) of officers, Trustees and employees of the Trust who are not interested persons of the Adviser; and travel expenses (or an appropriate portion thereof) of officers or Trustees of the Trust who are officers, governors or employees of the Adviser to the extent that such expenses relate to attendance at meetings of the Board of Trustees of the Trust with respect to matters concerning the Fund, or any committees thereof or advisers thereto.

4.

Compensation. As compensation for the services provided and expenses assumed by the Adviser under this Agreement, the Trust will arrange for the Fund to pay the Adviser at the end of each calendar month an advisory fee computed daily at an annual rate equal to 50 basis points (0.50%) of the Fund's average daily net assets. The "average daily net assets" of the Fund shall mean the average of the values placed on the Fund's net assets as of 4:00 p.m. (Eastern time) on each day on which the net asset value of the Fund is determined consistent with the provisions of Rule 22c-1 under the 1940 Act or, if the Fund lawfully determines the value of its net assets as of some other time on each business day, as of such other time. The value of net assets of the Fund shall always be determined pursuant to the applicable provisions of the Declaration of Trust and the Registration Statement. If, pursuant to such provisions, the determination of net asset value is suspended for any particular business day, then for the purposes of this section 4, the value of the net assets of the Fund as last determined shall be deemed to be the value of its net assets as of the close of the New York Stock Exchange, or as of such other time as the value of the net assets of the Fund's portfolio may lawfully be determined, on that day. If the determination of the net asset value of the shares of the Fund has been so suspended for a period including any month end when the Adviser's compensation is payable pursuant to this section, then the Adviser's compensation payable at the end of such month shall be computed on the basis of the value of the net assets of the Fund as last determined (whether during or prior to such month). If the Fund determines the value of the net assets of its portfolio more than once on any day, then the last such determination thereof on that day shall be deemed to be the sole determination thereof on that day for the purposes of this section 4.

5.

Books and Records. The Adviser agrees to maintain such books and records with respect to its services to the Fund as are required by Section 31 under the 1940 Act, and rules adopted thereunder, and by other applicable legal provisions, and to preserve such records for the periods and in the manner required by that Section, and those rules and legal provisions. The Adviser also agrees that records it maintains and preserves pursuant to Rules 31a-1 and Rule 31a-2 under the 1940 Act and otherwise in connection with its services hereunder are the property of the Trust and will be surrendered promptly to the Trust upon its request. ~~And the~~The Adviser further agrees that it will furnish to regulatory authorities having the requisite authority any information or reports in connection with its services hereunder which may be requested in order to determine whether the operations of the Fund are being conducted in accordance with applicable laws and regulations.

6.

Standard of Care and Limitation of Liability. The Adviser shall exercise its best judgment in rendering the services provided by it under this Agreement. The Adviser shall not be liable to the Adviser, the Trust, the Fund or to any holder of the Fund's shares, for any error of judgment or mistake of law or for any loss suffered by the Fund or the holders of the Fund's shares in connection with the matters to which this Agreement relates, provided that nothing in this Agreement shall be deemed to protect or purport to protect the Adviser against any liability to the Trust, the Fund or to holders of the Fund's shares to which the Adviser would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or by reason of the Adviser's reckless disregard of its obligations and duties under this Agreement. As used in this Section 6, the term "Adviser" shall include any officers, directors, employees or other affiliates of the Adviser performing services with respect to the Fund.

7.

Services Not Exclusive. It is understood that the services of the Adviser are not exclusive, and that nothing in this Agreement shall prevent the Adviser from providing similar services to other investment companies or to other series of investment companies, including the Trust (whether or not their investment objectives and policies are similar to those of the Fund) or from engaging in other activities, provided such other services and activities do not, during the term of this Agreement, interfere in a material manner with the Adviser's ability to meet its obligations to the Fund hereunder. When the Adviser recommends the purchase or sale of a security for other investment companies and other clients, and at the same time the Adviser recommends the purchase or sale of the same security for the Fund, it is understood that in light of its fiduciary duty to the Fund, such transactions will be executed on a basis that is fair and equitable to the Fund. In connection with purchases or sales of portfolio securities for the account of the Fund, neither the Adviser nor any of its governors or officers (or persons acting in similar capacities) or employees shall act as a principal or agent or receive any commission, except to the extent permitted under the 1940 Act. If the Adviser provides any advice to its clients concerning the shares of the Fund, the Adviser shall act solely as investment counsel for such clients and not in any way on behalf of the Trust or the Fund.

8.

Duration and Termination. This Agreement shall continue until ~~June XX~~[_____________], 2011, and thereafter shall continue automatically for successive annual periods, provided such continuance is specifically approved at least annually by (i) the Trustees or (ii) a vote of a "majority" (as defined in the 1940 Act) of the Fund's outstanding voting securities (as defined in the 1940 Act), provided that in either event the continuance is also approved by a majority of the Trustees who are not parties to this Agreement or "interested persons" (as defined in the 1940 Act) of any party to this Agreement, by vote cast in person at a meeting called for the purpose of voting on such approval. Notwithstanding the foregoing, this Agreement may be terminated: (a) at any time without penalty by the Fund upon the vote of a majority of the Trustees or by vote of the majority of the Fund's outstanding voting securities, upon sixty (60) days' written notice to the adviser or (b) by the Adviser at any time without penalty, upon sixty (60) days' written notice to the Trust. This Agreement will also terminate automatically in the event of its assignment (as defined in the 1940 Act).

9.

Amendments. No provision of this Agreement may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought~~, and no~~. No amendment of this Agreement shall be effective until approved by an affirmative vote of (i) a majority of the outstanding voting securities of the Fund, to the extent required by applicable law and subject to any applicable relief (including without limitation, any no-action or exemptive relief) of the SEC, and (ii) a majority of the Trustees, including a majority of Trustees who are not interested persons of any party to this Agreement, cast in person at a meeting called for the purpose of voting on such approval~~, if such approval is required by applicable law~~.

10.

Proxies. Unless the Trust gives written instructions to the contrary, the Adviser shall vote all proxies solicited by or with respect to the issuers of securities in which assets of the Fund may be invested. The Adviser shall use its best good faith judgment to vote such proxies in a manner which best serves the interests of the Fund's shareholders.

11.	Miscellaneous.
a.

This Agreement shall be governed by the laws of the State of North Dakota, provided that nothing herein shall be construed in a manner inconsistent with the 1940 Act, the Advisers Act, or rules or orders of the SEC thereunder.

	b.	The captions of this Agreement are included for convenience only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.
c.

If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected hereby and, to this extent, the provisions of this Agreement shall be deemed to be severable.

	d.	Nothing herein shall be construed as constituting the Adviser as an agent of the Trust or the Fund.
e.

The names "Integrity Managed Portfolios" and "Trustees of Integrity Managed Portfolios" refer respectively to the Trust created and the Trustees, as trustees but not individually or personally, acting from time to time under a Declaration of Trust dated August 10, 1990, to which reference is hereby made and a copy of such Declaration of Trust is on file at the office of the Secretary of the Commonwealth of Massachusetts and elsewhere as required by law, and to any and all amendments thereto so filed or hereafter filed. The obligations of "Integrity Managed Portfolios" entered into in the name or on behalf thereof, or in the name or on behalf of any series or class of shares of the Trust, by any of the Trustees, representatives or agents are made not individually, but in such capacities, and are not binding upon any of the Trustees, shareholders or representatives of the Trust personally, but bind only the assets of the Trust, and all persons dealing with any series or class of shares of the Trust must look solely to the assets of the Trust belonging to such series or class for the enforcement of any claims against the Trust.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of ~~July XX~~[_____________], 2009.

INTEGRITY MANAGED PORTFOLIOS
By:
President
VIKING FUND MANAGEMENT, LLC
By:
President

Dated ~~July XX~~[_____________], 2009